Trinity Mirror plc

12g3-2(b)

07020652

17 January 2007

SEC MAIL PROCESSING
RECEIVED
JAN 26 2007
WASH. D.C. 160 SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Alexandra Sufit

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

Encs.

1/30

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notification from Barclays PLC that they have a non-beneficial interest in 20,508,937 Trinity Mirror plc Ordinary Shares, representing 6.99% of the issued share capital.

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Trinity Mirror plc

12g3-2(b)

18th January 2007

JAN 2 4 2007

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

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AVS 960380

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 20,527,809 (previously 20,508,937) Trinity Mirror plc Ordinary Shares, representing 7.00% (previously 6.99%) of the issued share capital.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repl
Trinity Mirror PLC	Holding(s) in Company		14:09 18 Jan 07		

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 20,527,809 (previously 20,508,937) Trinity Mirror plc Ordinary Shares, representing 7.00% (previously 6.99%) of the issued share capital.

END

status list

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

17 January 2007

The Company Secretary

Trinity Mirror Group PLC
1 Canada Square
Canary Wharf
London
E14 5AP

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 16-January-07 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 7. %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 293,111,609 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

293,138,787

20527809

inc 18,872

7.00%.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

TRINITY MIRROR **SEDOL: 0903994**

As at 16 January 2007 Barclays PLC through the legal entities listed below, had a notifiable interest in 20,527,809 ORD GBP0.10 representing 7.00% of the issued share capital of 293,111,609 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		1,006,461	.3434
Barclays Bank Trust Company Ltd		4,409	.0015
Barclays Life Assurance Co Ltd		784,909	.2678
Barclays Global Investors Japan Trust & Banking		345,812	.1180
Barclays Global Investors Japan Ltd		475,799	.1623
Gerrard Ltd		67,241	.0229
Barclays Capital Inc		333,023	.1136
Barclays Private Bank and Trust Ltd		2,211	.0008
Barclays Global Investors Ltd		8,447,560	2.8820
Barclays Global Fund Advisors		1,355,950	.4626
Barclays Global Investors, N.A.		7,681,776	2.6208
Barclays Global Investors Canada Ltd		22,658	.0077
	Group Holding	**20,527,809**	**7.0034**

REGISTERED HOLDERS REPORT

TRINITY MIRROR **SEDOL: 0903994**

As at 16 January 2007 Barclays PLC, through the registered holders listed below, had a notifiable interest in 20,527,809 ORD GBP0.10 representing 7.00% of the issued share capital of 293,111,609 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND		330,693
BANK OF NEW YORK		20,499
BNP PARIBAS		66,486
Barclays Capital Nominees Ltd		923,128
Barclays Capital Nominees Ltd		333,023
Barclays Global Investors		5,997,989
Barclays Global Investors Canada		22,658
Barclays Trust Co R69		4,409
CIBC MELLON GLOBAL SECURITIES		46,216
Def Barclays Global Investors		11,406
Durlacher Nominees Ltd		83,333
Gerrard Nominees Limited	607205	2,200
Greig Middleton Nominees Limited (GM1)		5,600
INVESTORS BANK & TRUST COMPANY		103,015
INVESTORS BANK AND TRUST CO.		4,953
INVESTORS BANK AND TRUST CO.		1,355,950
JP MORGAN (BGI CUSTODY)		784,909
JP MORGAN (BGI CUSTODY)		8,116,867
JP Morgan Chase		345,812
JP Morgan Chase		210,586
JPMORGAN CHASE BANK		435,532
MELLON TRUST OF NEW ENGLAND		59,831
Master Trust Bank of Japan, Ltd.		87,427
Mellon Trust - US CUSTODIAN / TRUSTEE		145,025
Mitsubishi UFJ Trust and Banking Corporation		4,003
Mitsui Asset Trust and Banking Company,Limited		5,356
Mizuho Trust & Banking Co., Ltd.		168,427

NORTHERN TRUST BANK - BGI SEPARATE FUND CUSTODY		279,101
R C Greig Nominees Limited		39,671
R C Greig Nominees Limited SA1		420
R C Greig Nominees Limited a/c AK1		19,075
R C Greig Nominees Limited a/c CM1		275
Reflex Nominees Limited		2,211
STATE STREET BANK & TRUST - WIRE BANK - ABA#026009		42,208
STATE STREET BANK AND TRUST CO		40,017
STATE STREET BOSTON		247,928
STATE STREET TRUST OF CANADA - WIRE BANK - NO ABA		106,411
The Northern Trust Company - U.S. CUSTODIAN/TRUSTE		75,159
	Total	**20,527,809**